Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Earnings (loss) per Common Share

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED
	June 1, 2002	June 2, 2001
Average shares of common stock outstanding	19,028	18,762

Dilutive potential common shares

428

210

Total adjusted average shares

19,456

18,972

Earnings before cumulative effect of change in accounting principle	$4,904	$2,086
Cumulative effect of change in accounting principle, net of tax	(41,342)	—

Net earnings (loss) applicable to common stock

$

 (36,438

)

$

 2,086

Basic earnings (loss) per share of common stock:
Before cumulative effect of change in accounting principle	$.26	$.11
Cumulative effect of change in accounting principle

(2.17

)

—

Total	$(1.91)	$.11

Diluted earnings (loss) per share of common stock:
Before cumulative effect of change in accounting principle	$.25	$.11
Cumulative effect of change in accounting principle

(2.12

)

—

Total	$(1.87)	$.11

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.